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                      [ Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP ]


                                                  December 10, 2004

Mr. Brion R. Thompson
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549


   Re: Fiduciary/Claymore MLP Opportunity Fund
       File Nos. 333-119674 and 811-21652
       ----------------------------------

Dear Mr. Thompson:

     We received your oral comments on December 8, 2004 regarding Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed by Fiduciary/ Claymore MLP Opportunity Fund (the "Fund") on November 22, 2004 (the "Registration Statement"). We have considered your comments on the Registration Statement and, on behalf of the Fund, our responses to these comments are set forth below.

     These changes will be reflected in Pre-Effective Amendment No. 3 to the Registration Statement, which will be filed prior to the Fund's being declared effective.


PROSPECTUS
----------


1. THE FUND'S PROSPECTUS STATES THAT THE WILL INVEST AT LEAST 80% OF ITS MANAGED ASSETS IN SECURITIES OF MLP ENTITIES, CONSISTING OF MASTER LIMITED PARTNERSHIPS ("MLPS") AND ENTITIES RELATED TO MLPS. RULE 35d-1 UNDER THE INVESTMENT COMPANY ACT PROVIDES THAT AT LEAST 80% OF THE FUND'S ASSETS BE INVESTED IN THE PARTICULAR TYPE OF INVESTMENTS SUGGESTED BY THE FUND'S NAME. THE RULE DEFINES THE TERM ASSETS AS NET ASSETS, PLUS THE AMOUNT OF ANY BORROWINGS FOR INVESTMENT PURPOSES. ACCORDINGLY, PLEASE REVISE THE
DISCLOSURE WHERE APPROPRIATE THROUGHOUT THE REGISTRATION STATEMENT TO CONFORM TO RULE 35d-1.

     The Fund will comply with this comment by revising the Prospectus to include in the sections "Prospectus Summary - Portfolio Investment Parameters" (p. 2) and "Investment Objective and Policies - Portfolio Investment Parameters" (p. 24) the following statement:

     "For as long as the word 'MLP' is in the name of the Fund, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in MLP entities."


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STATEMENT OF ADDITIONAL INFORMATION


2. PLEASE ADD DISCLOSURE TO THIS SECTION DISCUSSING THE FUND'S PROXY VOTING PROCEDURES AND PROXY VOTING RECORD AS REQUIRED BY ITEM 18.16 OF FORM N-2.

     The Fund will comply with this comment by including in the section "General Information" the following sub-section:

     Proxy Voting Policy and Procedures and Proxy Voting Record
     ----------------------------------------------------------

     The Fund's Proxy Voting Policy and Procedures are included as Appendix B to this Statement of Additional Information. Information on how the Fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available without charge, upon request, by calling (800) 851-0264. The information is also available on the SEC's web site at www.sec.gov.



     Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0570.


                                          Sincerely,

                                 /s/ Thomas A. Hale
                                 ------------------
                                     Thomas A. Hale










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